[redacted]

06005566

SECURITI ... ION

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH. D.C. 213 SECTION

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SEC FILE NUMBER
8- 51303

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Life Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Liberty Way
(No. and Street)

Dover	NH	03820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Treece — (603)749-2600 x36281
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John T. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Liberty Life Distributors LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Vicki L. Laplume

Notary Public

VICKI L. LAPLUME
Notary Public - New Hampshire
My Commission Expires December 18, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Liberty Life Distributors LLC

Year ended December 31, 2005

Liberty Life Distributors LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Liberty Life Distributors LLC

We have audited the accompanying consolidated statement of financial condition of Liberty Life Distributors LLC (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Life Distributors LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 10, 2006

Liberty Life Distributors LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 31,896
Other assets	4,658
Total assets	$ 36,554
Liabilities and members equity	
Liabilities:	
Due to Liberty Life Assurance Company of Boston	2,671
Total liabilities	2,671
Member's equity:	
Contributed capital	$ 75,000
Retained deficit	(41,117)
Total member's equity	$ 33,883
Total liabilities and member's equity	$ 36,554

See accompanying notes.

Liberty Life Distributors LLC

Statement of Operations

Year ended December 31, 2005

Revenues:	
Commission income	$488,526
Total revenues	488,526
Expenses:	
Commission expense	488,526
Salary expense	105,857
General expense	61,910
Audit fees	25,000
Association and registration fees	6,942
Expense reimbursement	(199,709)
Total expenses	488,526
Net income	$ -

See accompanying notes.

Liberty Life Distributors LLC

Statement of Changes in Member's Equity

	Contributed Capital	Retained Deficit	Total
Balance at December 31, 2004 and 2005	$75,000	$(41,117)	$33,883

See accompanying notes.

Liberty Life Distributors LLC

Statement of Cash Flows

Year ended December 31, 2005

Operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Other assets	693
Due to Liberty Life Assurance Company of Boston	(693)
Net cash used in operating activities and decrease in cash	0
Cash at beginning of year	31,896
Cash at end of year	$31,896

See accompanying notes.

1. Nature of Business and Organization

Liberty Life Distributors LLC (the Company) acts as a distributor of variable annuities and variable life insurance contracts issued by insurance companies in the United States.

The Company is wholly owned by Liberty Life Assurance Company of Boston (the Member or Liberty Life). Liberty Life is wholly owned by Liberty Life Holdings, Inc., which is 90% owned by Liberty Mutual Insurance Company and 10% owned by Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company are both wholly owned by Liberty Mutual Group, Inc. Liberty Mutual Group, Inc. is wholly owned by LMHC Massachusetts Holdings Inc., which is wholly owned by Liberty Mutual Holding Company Inc.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the records maintained by the Company and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation (see Note 3).

2. Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting.

Revenue Recognition

Commissions are calculated as a contractual percentage of sales and are recognized on a trade-date basis.

Income Taxes

The Company has elected to be treated as a partnership for tax reporting purposes. As such, there is no provision for state and federal income taxes as the Member is taxed on the Company's earnings.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. Related-Party Transactions

Distribution Agreement

The Company acts as the principal distributor to Liberty Life, for which it is compensated in accordance with terms agreed upon pursuant to the Distribution Agreement. The Company is responsible for payment of all commissions incurred in connection with the sale of variable life insurance contracts through Liberty Life.

Services Agreement

Pursuant to a Services Agreement in effect during 2005 between the Company and Liberty Life, the Company receives certain resources of Liberty Mutual through Liberty Life to enable it to transact business. These resources include Liberty Mutual employees, consulting services, office space, utilities, telecommunications and information processing services. The Company was allocated expenses for these services in 2005, but was also reimbursed for the full amount by Liberty Life. The total amount reimbursed to the Company amounted to $199,709 in 2005.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital and a minimum net capital requirement of $29,225 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.09:1.

Supplemental Information

Liberty Life Distributors LLC

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Aggregate indebtedness	$ 2,671
Net capital:	
Member's capital	$33,883
Less nonallowable assets	4,658
Total net capital	$29,225
Net capital requirements:	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Net capital in excess of requirements	24,225
Total net capital	$29,225
Ratio of aggregate indebtedness to net capital	0.09:1

No differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this Audit Report and the computations included in the unaudited Form X-17a-5, Part IIA filing as of December 31, 2005.

Liberty Life Distributors LLC

Schedule II—Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
and
Schedule III—Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(1) of that rule at December 31, 2005.

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Managers
Liberty Life Distributors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Life Distributors LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2006

Ernst & Young LLP